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Lightspeed Appoints Former Google Executive as Chief Product & Technology Officer

Ryan Tabone joins Lightspeed to lead technology and product development as the Company continues to strengthen its leadership team

MONTREAL, Oct. 4, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale, and create exceptional customer experiences, today announced that the Company has appointed Ryan Tabone as its Chief Product & Technology Officer.

“Ryan brings an impressive track record of tackling large-scale technology challenges while empowering product and technology teams to keep creativity and innovation at the heart of everything they do,” said JP Chauvet, CEO of Lightspeed. "The solutions Lightspeed provides are pivotal to the success of retailers and restaurateurs worldwide—and in today’s dynamic environment, they have never needed us more. Ryan will play a central role in ensuring the solutions we bring to market not only power their continued success but provide new resources to enable them to adapt to the unexpected.”

Tabone joins Lightspeed from Google, where he held a number of roles, among them being a founding member of the team that built Chromebook and most recently as the Vice President & General Manager of Google Pay and Google Finance. He has also served as an advisor and executive in residence for Other Bets, including Wing, Intrinsic, and more.

“I’ve spent my career focused on solving problems to create fundamental shifts in industries for the benefit of businesses and consumers,” said Ryan Tabone, Lightspeed’s Chief Product and Technology Officer. “Small and medium-sized businesses, in particular, spend a significant amount of time focused on the infrastructure of running their business, which pulls them away from doing what they love – bringing unique value to their customers. Lightspeed, with its portfolio of products, is uniquely positioned to dramatically simplify the commerce stack for these merchants. I am extremely excited by the opportunity to enable businesses across the globe to more efficiently and effectively serve their customers, both online and in person, reducing the effort it takes to grow and run their business.”

Throughout his nearly 15 years at Google, Tabone has overseen the development of various groundbreaking products, including Chromebook, G Suite, and Google Finance. Ryan earned a Bachelor of Science from Johns Hopkins University and a Master of Science in Electrical Engineering & Computer Science from the Massachusetts Institute of Technology.

About Lightspeed Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks. Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries. For more information, please visit: lightspeedhq.com On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter Forward-Looking Statements This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's leadership team, product offerings and planned product roadmap. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts: Victoria Baker, NKPR - victoriab@nkpr.net Jennifer Fugel, Newsmaker Group - jfugel@newsmakergroup.com Gus Papageorgiou, Lightspeed Investor Relations - investorrelations@lightspeedhq.com